Mail Stop 3561

July 2, 2008

Heywood Wilansky
President and Chief Executive Officer
Retail Ventures, Inc.
3241 Westerville Rd.
Columbus, Ohio 43224

   Re: **Retail Ventures, Inc.**
     Form 10-K for Fiscal Year Ended February 2, 2008
     Filed April 25, 2008
     Definitive (Revised) Proxy Statement on Schedule 14A
     Filed May 1, 2008
     Form 10-Q for Fiscal Quarter Ended May 3, 2008
     Filed June 12, 2008
     File No. 001-10767

Dear Mr. Wilansky:

  We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 2, 2008
Item 1. Business, page 5

 1. In future filings please discuss the principal products and services for reportable segments required by Item 101(c)(1)(i) of Regulation S-K.

Contractual Obligations, page 45

2. Based on your current disclosures we would reasonably expect you to have more material construction commitments than $5.8 million. On pages seven and eight you disclose the average new store investment to be $1.6 million, prior to construction and tenant allowances, and you signed leases for 37 new stores to open in fiscal 2008 and 2009 and a new distribution fulfillment center. Please tell us how the tabular obligation amounts take these disclosures into consideration.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

3. Please expand the discussion under this item to include trends, events and uncertainties reasonably likely to have a material impact on the company's operations. For example, we note the disclosure on pages seven and 13 regarding the company's plans to open additional DSW and Filene's Basement stores. Please discuss what impact, if any, the company's growth plan is expected to have on operations and liquidity. In addition, please discuss whether the current slowdown in the economy is expected to have an impact on the company and its growth strategy. See SEC Release No. 33-8350 (December 29, 2003) available at http://www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 41

4. We note the disclosure on page 19 that you require strong cash flows from both Filene's Basement and DSW to support your capital requirements. Please add a discussion under "Liquidity and Capital Resources" addressing the strength of the cash flows from Filene's Basement and DSW and any trends or uncertainties related to such cash flows. For example, if cash flows from DSW or Filene's Basement were to decline, disclose whether that would affect the proposed capital expenditures or whether the company believes it has sufficient access to capital to fund such expenditures. See Item 303(a)(1) and (2) of Regulation S-K.

Consolidated Statements of Shareholders' Equity, page F-5

5. Please advise or include a disclosure of your accounting policy for the issuances of subsidiary stock in these consolidated financial statements. See Question 6 of SAB Topic 5.H.

Construction and Tenant Allowances, page F-11

6. Please tell us and expand your policy to explain where you present cash received from the lessor if it is not entirely within operating activities in the cash flow statement. We note the $14 million presented as lease proceeds in the cash flow statement does not account for the entire increase in construction and tenant allowances.

2. Discontinued Operations, page F-14

7. In view of the guidance in SAB Topic 5:E, 5.Z.4 and FIN 46(R), please tell us in detail how you concluded the legal transfer of the 81% ownership interest in Value City operations and related assets and liabilities resulted in a divestiture and deconsolidation for accounting purposes. Further, tell us in more detail how you concluded the disposed component is properly classified as discontinued operations pursuant to the provisions of paragraph 42 of SFAS 144 and the related guidance in paragraph 11 of EITF 03-13. Please address the following in your response:

    - how you concluded the risks and incidents of ownership have been transferred to the buyer despite the apparent absence of any significant financial investment in the business by the buyer;
    - your understanding as to whether repayment of the debt is dependent on future successful operations of the divested business, and if so, how you were nonetheless able to conclude that the risks and incidents of ownership have been transferred;
    - how you considered the significance of the debt relative to the overall operations of the disposed component, as well as the recourse provisions of the debt and the credit quality of the buyer in determining the proper accounting for this transaction; and
    - how you considered your variable interests in the transferred entity in concluding that deconsolidation is appropriate under FIN 46(R).

8. In consideration of your response to the prior comment, please tell us the accounting treatment for the $34.4 million promissory note financing the transfer of Value City in the period prior to disposal and your accounting treatment of the receivable in the period of disposal and subsequent periods. Please also revise your disclosures accordingly to describe this integral aspect of the Value City transaction. See SAB Topic 5.Z.5. Please also disclose how you will measure the uncertainty of collection of and assess the impairment of this receivable in consideration of Value City's operating results in subsequent periods in your Critical Accounting Policies in MD&A.

11. Commitments and Contingencies, page F-29

9. Please disclose all guarantees and liabilities provided by Retail Ventures and its subsidiaries, including the pertinent terms and provisions, which are a result of the legal transfer of Value City. See FIN 45.

13. Segment Reporting, page F-31

    10. You disclose that lease department sales are 12.5% and 10.2% of total net sales in fiscal 2007 and 2006. If leased store locations represent a quantitatively material operating segment please explain how management concluded leased departments in Stein Mart, Gordmans and Frugal Fannie's may be aggregated within the DSW store segment. See paragraphs 17 and 18 of SFAS No. 131. For example,

        a. Tell us why you believe these leased departments are so similar to owned and operated stores that you consider them to be the same distribution channel;

        b. Explain how you determined the customers that shop these non-affiliated competitors is the same type or class of customer served by you; and

        c. Explain how owned stores and leased departments share similar long-term financial performance. We note you disclose on page six that lease departments are dissimilar from DSW stores in that DSW pays a percentage of sales as rent and is supported by groups separate from DSW including field operations, merchandising and planning and allocation. Please provide us with financial information to support conclusions regarding quantitative thresholds and economic similarity.

Exhibits 31.1 and 31.2 – Certifications

    11. We note that the wording in paragraph 4.d. differs from the wording in the certifications in Item 601(b)(31)(i) of Regulation S-K. Please revise to conform to the exact wording set forth in Item 601(b)(31)(i) of Regulation S-K.

Definitive (Revised) Proxy Statement
Compensation Discussion and Analysis, page 18
Components of Executive Compensation and the Design of NEO Compensation Programs, page 20

    12. In the first full paragraph on page 20, please explain what you mean by a compensation opportunity "that falls within a reasonable target opportunity range." For example, please disclose if you determine reasonableness solely in relation to the peer groups or whether you are referring to a reasonable ability of the executive to achieve such compensation. Please discuss the factors considered in making the reasonableness determination.

    13. We note the disclosure in the second paragraph on page 20 that the company's previous credit facilities limited the amount of equity compensation which resulted in more cash compensation for named executive officers. Please disclose whether the company's current credit facilities contain similar limitations and whether the company is considering adjusting the compensation mix as a result. In addition, please disclose

approximately what percentage of compensation is targeted to be paid in cash and what percentage is paid in equity.

Perquisites, page 24

14. Please disclose the amount of the perquisite allowance for the CEO as well as the factors that went into determining such amount. Please also explain whether the amount is paid out in cash or as reimbursement for expenses of the CEO. Please give examples of the perquisites such allowance is intended to cover.

Other Compensation, page 24

15. Please disclose whether the compensation committee believes that the option contained in the CEOs employment agreement to have the company purchase the CEO's residence for his "full investment" plus finishing and construction costs is in line with other competing retail organizations. Please provide an estimated dollar amount of the cost if the CEO should exercise this option.

Agreements with Key Executives, page 27

16. Please discuss how the employment agreements, including the salary and target bonus requirements, dovetail with the benchmarking policies of the company.

Fiscal Year 2007 and Fiscal Year 2008 to date NEO Compensation Decisions and Rationale, page 30

17. Please disclose why the committee determined to pay the NEOs at levels above the median for a company of its size.

18. We note the disclosure on page 31 that "these agreements and compensation arrangements were reviewed and modified to reflect, as applicable, increased responsibilities, increases in base pay or incentive compensation, and/or grants of additional forms of long term equity." Please disclose whether these changes occurred for compensation paid in fiscal 2007. In addition, please provide additional detail regarding the changes for each NEO, including quantitative information.

Additional Fiscal Year 2007 Compensation Decisions, page 31

19. Please disclose the following 2007 cash bonus targets: (i) store level cumulative cash flow target for Value City; (ii) EBIT for Filene's Basement; and (iii) net income for DSW. To the extent you believe disclosure of these goals is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b) of Regulation S-K. If disclosure would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the goals or other factors.

Please also disclose whether the targets were met, and the amount of any cash bonuses paid to the NEOs.

Form 10-Q for the Quarterly Period Ended May 3, 2008
7. Long Term Obligations and Warrant Liabilities, page F-12

20. You disclose on page eight that warrant liabilities are measured at fair value using Level Two inputs. Please explain how the use of an illiquidity factor of 10% is considered to be either a directly or indirectly observable input as the term is defined in paragraph 28 of SFAS No. 157. In your response please also explain and support the degree of the discount employed and your basis in GAAP for including the factor with the typical assumptions used to employ the Black-Scholes model.

13. Segment Reporting, page 15

21. We note you launched DSW.com in the first quarter of 2008. Please tell us how material the e-commerce business activity is in relation to consolidated operations in the fiscal quarter and if it exceeds the quantitative thresholds in paragraph 18 of SFAS No. 131. Also tell us and disclose how management concluded on an accounting treatment for this business activity as a segment and the basis for your conclusion. In your response please explain your consideration of the website's separate distribution channel (i.e. the separate fulfillment center and website) and evidence of a similar long term operating profit with the already established brick and mortar DSW stores.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

22. We note you disclose on page 23 that jewelry operations at Filene's Basement recently converted to third party leased departments in the fourth quarter of 2007. Please advise or disclose the accounting treatment and financial information required by SAB Topic 8.A, as applicable.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director